SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Delta Apparel, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   247368 10 3
                                 (CUSIP Number)

   Micco Corporation, Post Office Box 795, Greenville, SC 29602 (864) 271-7171 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 15, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                       ----------------------------

    CUSIP No. 247368 10 3                                  Page  2  of  6  Pages
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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Micco Corporation 57-0551217
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
         (See Instructions)                                              (b) |_|

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         South Carolina
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                    7    SOLE VOTING POWER

                         496,252
  NUMBER OF       --------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               0
    EACH          --------------------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 496,252
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         496,252
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  |_|

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.9%
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  14     TYPE OF REPORTING PERSON

         CO
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Item 1. Security and Issuer

      a.    Title and class of equity securities:

                  Common Stock

      b.    Name and address of principal executive offices of Issuer:

                  Delta Apparel, Inc.
                  2750 Premiere Parkway
                  Suite 100
                  Duluth, GA  30097

Item 2. Identity and Background

      a.    Name of filing person:

                  Micco Corporation

      b.    Place of Organization:

                  South Carolina

      c.    Address of Principal Office and Principal Business:

                  Post Office Box 795
                  Greenville, SC 29602

            Principal business: Investment

      d. During the last five years, neither Micco Corporation nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      e. During the last five years, neither Micco Corporation nor any of its officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Not applicable.

Item 4. Purpose of Transaction

      Provided that it is not restricted from doing so by any applicable insider trading laws, regulations or policies, Micco Corporation intends to enter into a Rule 10b5-1 plan in the next few weeks It is contemplated that the Rule 10b5-1 Plan will have a term of one year and will provide for the sale of up to approximately 84,000 shares of Issuer common stock per quarter.

      Except as described above, each of Micco Corporation and its officers and directors holds its, his, or her Shares primarily for investment and has no plan or proposal which would relate to or result in:

      a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      e. Any material change in the present capitalization or dividend policy of the Issuer;

      f. Any other material change in the Issuer's business or corporate structure;

      g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      j.    Any action similar to any of these enumerated above.

Item 5. Interest in Securities of the Issuer

      a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

               Number of Shares                           Percentage
               ----------------                           ----------

                     496,252                                 5.9%


      b.    Number of Shares as to which there is:

            (i)   Sole power to vote or to direct the vote:

                  496,252

            (ii)  Shared power to vote or to direct the vote:

                  0

            (iii) Sole power to dispose or direct the disposition:

                  496,252

            (iv)  Shared power to dispose or direct the disposition:

                  0

            (v)   Parties with whom stock powers are shared:

                  None

            The power to vote and to direct the disposition of 496,252 shares of Common Stock is shared among the executive officers and directors of Micco Corporation. The executive officers and directors of Micco Corporation are as follows:

                  MINOR MICKEL SHAW (President and Director). Mrs. Shaw owns 149,880 shares of Issuer Common Stock. Ms. Shaw's business address is 28 East Court Street, Greenville, SC 29601 and her principal occupation is private investor. Ms. Shaw is a United States citizen.

                  BUCK A. MICKEL (Vice President and Director). Mr. Buck Mickel owns 187,184 shares of Issuer Common Stock. In addition, he is custodian under the S.C. UGMA for his daughter, Tyler Vaughn Mickel who owns 3,500 shares of Issuer Common Stock of which he disclaims beneficial ownership. Mr. Buck Mickel's business address is 28 East Court Street, Greenville, SC 29601 and his principal occupation is President, Chief Executive Officer and a director of RSI Holdings, Inc., parent company of Employment Solutions, Inc., which is in the business of locating and providing labor to industrial companies. Mr. Buck Mickel is a United States citizen.

                  CHARLES C. MICKEL (Vice President, Secretary and Director). Mr. Charles Mickel owns 147,468 shares of Issuer Common Stock directly or as custodian for his minor children. Mr. Charles Mickel's business address is 28 East Court Street, Greenville, SC 29601 and his principal occupation is private investor. Mr. Charles Mickel is a United States citizen.

      c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph
(a):

            None.

      d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

            Not applicable.

      e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

            Not applicable.

Item 6.

      Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:


      None, other than the relationships described in response to Item 5 (which description is incorporated herein by reference).

Item 7.

      Material to be Filed as Exhibits:

            None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 15, 2007


                                             Micco Corporation


                                             /s/ Buck A. Mickel
                                             ----------------------------------
                                             Buck A. Mickel, Vice President